October 23, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pam Howell

Re:	Atlas Crest Investment Corp.
Registration Statement on Form S-1
Filed October 2, 2020, as amended
File No. 333-249289

Dear Ms. Howell:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Atlas Crest Investment Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on October 27, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 500 copies of the Preliminary Prospectus dated October 21, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CANTOR FITZGERALD & CO.,
as Representative of the Several Underwriters

By:	/s/ David Batalion
Name: David Batalion
Title: Managing Director

[Signature Page to Underwriter Acceleration Request Letter]